SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Mid-Con Energy Partners, L.P.

(Name of Issuer)

Common Units

(Title of Class of Securities)

59560V109

(CUSIP Number)

Jennifer Terrell

Chief Financial Officer

Goff Capital, Inc.

500 Commerce Street, Ste 700

Fort Worth, Texas 76102

(817).509.3958

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a Copy to:

Andrew Rosell

Winstead, P.C.

300 Throckmorton Street

Suite 1700

Fort Worth, Texas 76102

August 11, 2016

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS John C. Goff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,930,232 (1)
	8	SHARED VOTING POWER 1,860,465 (1)
	9	SOLE DISPOSITIVE POWER 2,930,232 (1)
	10	SHARED DISPOSITIVE POWER 1,860,465 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,790,697 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.8% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Issuable upon the conversion of the Series A Convertible Preferred Units (“Preferred Units”) of Mid-Con Energy Partners, L.P., a Delaware limited partnership (the “Issuer”), which were acquired on August 11, 2016, through a private transaction between the Issuer and Goff REN, Goff MCEP Holdings and Goff Foundation.
(2)	Based on 29,912,230 outstanding Common Units of the Issuer as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities & Exchange Commission on August 4, 2016, and including all Preferred Units owned by the Reporting Persons.

1	NAME OF REPORTING PERSONS Goff REN Holdings, LLC 47-4391712
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,860,465 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,860,465 (1)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,860,465 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4% (2)
14	TYPE OF REPORTING PERSON PN

(1)	Issuable upon the conversion of the Series A Convertible Preferred Units (“Preferred Units”) of Mid-Con Energy Partners, L.P., a Delaware limited partnership (the “Issuer”), which were acquired on August 11, 2016, through a private transaction between Goff REN and the Issuer.
(2)	Based on 29,912,230 outstanding Common Units of the Issuer as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities & Exchange Commission on August 4, 2016, and including all Preferred Units owned by the Reporting Persons.

1	NAME OF REPORTING PERSONS Goff MCEP Holdings, LLC 81-3396189
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,697,674 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,697,674 (1)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,697,674 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8% (2)
14	TYPE OF REPORTING PERSON PN

(1)	Issuable upon the conversion of the Series A Convertible Preferred Units (“Preferred Units”) of Mid-Con Energy Partners, L.P., a Delaware limited partnership (the “Issuer”), which were acquired on August 11, 2016, through a private transaction between Goff MCEP Holdings and the Issuer.
(2)	Based on 29,912,230 outstanding Common Units of the Issuer as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities & Exchange Commission on August 4, 2016, and including all Preferred Units owned by the Reporting Persons.

1	NAME OF REPORTING PERSONS The Goff Family Foundation 26-0562600
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 232,558 (1)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 232,558 (1)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 232,558 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7% (2)
14	TYPE OF REPORTING PERSON CO

(1)	Issuable upon the conversion of the Series A Convertible Preferred Units (“Preferred Units”) of Mid-Con Energy Partners, L.P., a Delaware limited partnership (the “Issuer”), purchased on August 11, 2016, through a private transaction between Goff Foundation and the Issuer.
(2)	Based on 29,912,230 outstanding Common Units of the Issuer as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities & Exchange Commission on August 4, 2016, and including all Preferred Units owned by the Reporting Persons.

1	NAME OF REPORTING PERSONS Goff Capital, Inc. 75-2662553
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,697,674 (1)
	8	SHARED VOTING POWER 1,860,465 (1)
	9	SOLE DISPOSITIVE POWER 2,697,674 (1)
	10	SHARED DISPOSITIVE POWER 1,860,465 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,558,139 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.1% (2)
14	TYPE OF REPORTING PERSON CO

(1)	Issuable upon the conversion of the Series A Convertible Preferred Units (“Preferred Units”) of Mid-Con Energy Partners, L.P., a Delaware limited partnership (the “Issuer”), purchased on August 11, 2016, through a private transaction between the Issuer, and Goff MCEP Holdings, of which Goff Capital, Inc. is the Manager, and between Goff REN, of which Goff Capital, Inc. is a Member.
(2)	Based on 29,912,230 outstanding Common Units of the Issuer as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities & Exchange Commission on August 4, 2016, and including all Preferred Units owned by the Reporting Persons.

1	NAME OF REPORTING PERSONS Longboat Capital, LLC 81-1072121
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS BF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,860,465 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,860,465 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,860,465 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4% (2)
14	TYPE OF REPORTING PERSON CO

(1)	Issuable upon the conversion of the Series A Convertible Preferred Units (“Preferred Units”) of Mid-Con Energy Partners, L.P., a Delaware limited partnership (the “Issuer”), purchased on August 11, 2016, through a private transaction between the Issuer and Goff REN, of which Longboat Capital is a Member.
(2)	Based on 29,912,230 outstanding Common Units of the Issuer as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities & Exchange Commission on August 4, 2016, and including all Preferred Units owned by Reporting Persons.

1	NAME OF REPORTING PERSONS James M. Howard
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,860,465 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,860,465 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,860,465 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Issuable upon the conversion of the Series A Convertible Preferred Units (“Preferred Units”) of Mid-Con Energy Partners, L.P., a Delaware limited partnership (the “Issuer”), which were acquired on August 11, 2016, through a private transaction between the Issuer and Goff REN, of which James M. Howard is Co-Manager.
(2)	Based on 29,912,230 outstanding Common Units of the Issuer as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities & Exchange Commission on August 4, 2016, and including all Preferred Units owned by Reporting Persons.

1	NAME OF REPORTING PERSONS Keith B. Ohnmeis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF UNITS BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,860,465 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,860,465 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,860,465 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN UNITS ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4% (2)
14	TYPE OF REPORTING PERSON IN

(1)	Issuable upon the conversion of the Series A Convertible Preferred Units (“Preferred Units”) of Mid-Con Energy Partners, L.P., a Delaware limited partnership (the “Issuer”), which were acquired on August 11, 2016, through a private transaction between the Issuer and Goff REN, of which Keith B. Ohnmeis is Co-Manager.
(2)	Based on 29,912,230 outstanding Common Units of the Issuer as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities & Exchange Commission on August 4, 2016, and including all Preferred Units owned by Reporting Persons.

The following constitutes the Schedule 13D (the “Schedule 13D”) filed by the undersigned.

Item 1.	Security and Issuer.

The name of the issuer is Mid-Con Energy Partners, L.P. (the “Issuer”), a Delaware limited partnership. The address of the Issuer’s office is 2431 E. 61st Street, Suite 850, Tulsa, OK 74136. This Schedule 13D relates to the Issuer’s Class A Convertible Preferred limited partner interests referred to as “Preferred Units,” (which are convertible into the Issuer’s limited partner interests referred to as “Common Units”) which have been acquired by Goff REN, Goff MCEP Holdings and Goff Foundation.

Item 2.	Identity and Background.

A.	This statement is being filed by:

i.	Goff REN Holdings, LLC (“Goff REN”), a Texas limited liability company, with respect to the Preferred Units directly and beneficially owned by it.

ii.	Goff Capital, Inc. (“Goff Capital”), a Texas corporation, as Manager to Goff MCEP Holdings and a member of Goff REN, with respect to Preferred Units beneficially owned by it.

iii.	Goff MCEP Holdings, LLC (“Goff MCEP Holdings”), a Texas limited liability company, with respect to the Preferred Units directly and beneficially owned by it.

iv.	The Goff Family Foundation (“Goff Foundation”), a Texas non-profit corporation, with respect to the Preferred Units directly and beneficially owned by it.

v.	John C. Goff, a United States Citizen, as the sole board member of the Goff Foundation, as president of Goff Capital, with respect to the Preferred Units beneficially owned by him.

vi.	Longboat Capital, LLC (“Longboat Capital”), a Texas limited liability company, with respect to the Preferred Units beneficially owned by it.

vii.	James M. Howard, a United States Citizen, as the co-manager of Goff REN, as the managing member of Longboat Capital, with respect to the Preferred Units beneficially owned by him.

viii.	Keith B. Ohnmeis, a United States Citizen, as the co-manager of Goff REN.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons files this Schedule 13D jointly. The Reporting Persons are filing this Statement jointly, as they may be considered a “group” under Section 13(d)(3) of the Act. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

A.	The address of the principal office of Goff REN, Goff MCEP Holdings, Goff Foundation, Goff Capital, and John C. Goff is 500 Commerce St., Suite 700, Fort Worth, Texas 76102.

B.	The principal business of Goff REN is to serve as a private investment partnership of John C. Goff and James M. Howard.

C.	The principal business of Goff Capital is managing investments for the Goff family and its key employees, including serving as the manager to Goff MCEP Holdings.

D.	The principal business of Goff MCEP Holdings is investing in securities of the Issuer for the benefit of Goff Capital and its key employees.

E.	The principal business of Goff Foundation is to support education in Tarrant County, Texas through grants.

F.	The principal occupation of John C. Goff is serving as president of Goff Capital and as an asset manager in real estate and private equity.

G.	The principal business of Longboat Capital is to serve as an investment vehicle for a private trust.

H.	The principal occupation of James M. Howard is as a private investor.

I.	The principal occupation of Keith B. Ohnmeis is director of investments for Goff Capital, Inc.

J.	No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

K.	No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

L.	John C. Goff is a citizen of the United States of America.

M.	James M. Howard is a citizen of the United States of America.

N.	Keith B. Ohnmeis is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

On August 11, 2016, Goff REN, Goff MCEP Holdings and Goff Foundation acquired 4,790,697 Preferred Units in a private transaction with the Issuer. The aggregate purchase price of the Preferred Units acquired by Goff REN, Goff MCEP Holdings and Goff Foundation was $10,300,000. The Preferred Units purchased by each of Goff REN, Goff MCEP Holdings, and Goff Foundation were purchased with working capital in a private transaction. The aggregate purchase price of the 1,860,465 Preferred Units beneficially owned by Goff REN is approximately $4,000,000. The aggregate purchase price of the 2,697,674 Preferred Units beneficially owned by Goff MCEP Holdings is approximately $5,800,000. The aggregate purchase price of the 232,558 Preferred Units beneficially owned by Goff Foundation is approximately $500,000. No brokerage commissions were paid by the Reporting Persons.

The source of funds used by Longboat Capital, which it contributed to Goff REN, are proceeds from a revolving line of credit facility with Compass Bank. Neither Longboat Capital’s member interest in Goff REN nor any Preferred Units are used as collateral under the credit facility.

Item 4.	Purpose of the Transaction.

The securities covered by this Schedule 13D were acquired for investment purposes.

Pursuant to the Class A Convertible Preferred Unit Purchase Agreement, dated July 31, 2016 (the “Purchase Agreement”), Goff REN, Goff MCEP Holdings and Goff Foundation acquired 4,790,697 shares of the Preferred Units on August 11, 2016. As mentioned in the Issuer’s press releases disclosing the Purchase Agreement, a portion of the proceeds were utilized by the Issuer to acquire oil & gas assets.

As of the Closing of the Purchase Agreement, the Issuer and the Reporting Persons (along with other purchasers of the Preferred Units) have entered into that certain Standstill Agreement, dated August 11, 2016 (the “Standstill Agreement”), whereby Goff REN, Goff MCEP Holdings and Goff Foundation (along with other purchasers of the Preferred Units) have agreed, for a period of 2 years beginning on August 11, 2016, not to “short” any securities of the Issuer; call a meeting of the limited partners of the Issuer for purposes of removing the general partner of the Issuer or the election of any successor general partner of the Issuer; solicit any proxies for or in support of removing the general partner of the Issuer or the election of any successor general partner of the Issuer; seek to advise or influence any person with respect to the voting of any limited partner interests of the Issuer to remove the general partner of the Issuer or the election of any successor general partner of the Issuer; issue, induce or assist in the publication of any press release, media report or other publication in connection with the potential or proposed removal of the general partner of the Issuer and/or the election of a successor general partner of the Issuer; or instigate or encourage any third party to do any of the foregoing.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to, or that would result in any, of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D; however, as part of their ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters in the future, and subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, the Reporting Persons may hold discussions with management or the board of directors of the General Partner, other holders of securities of the Issuer or other third parties regarding such matters, subject to the limitations in the Standstill Agreement, dated as of August 11, 2016.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Preferred Units reported owned by each person named herein is based upon 29,912,230 Limited Partner Units outstanding, as of August 3, 2016, which is the total number of Common Units outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 4, 2016, and including 4,790,697 Preferred Units issued to Goff REN, Goff MCEP Holdings and Goff Foundation on August 11, 2016, which are convertible into Common Units on a one for one basis, and include voting rights exercisable as of the date of issuance.

A.	Goff REN

i.	As of close of business on August 15, 2016, beneficially owned 1,860,465 Preferred Units.

Percentage: Approximately 5.4%

ii.	Powers

1. Sole power to vote or direct vote: 1,860,465

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 1,860,465

4. Shared power to dispose or direct the disposition: 0

iii.	The transactions in the Preferred Units by Goff REN during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

B.	Goff MCEP Holdings

i.	As of close of business on August 15, 2016, Goff MCEP Holdings beneficially owned 2,697,674 Preferred Units.

Percentage: Approximately 7.8%

ii.	Powers

1. Sole power to vote or direct vote: 2,697,674

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 2,697,674

4. Shared power to dispose or direct the disposition: 0

iii.	The transactions in the Preferred Units by Goff MCEP Holdings during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

C.	Goff Capital

i.	As of close of business on August 15, 2016, Goff Capital, as Manager of Goff MCEP Holdings and as a Member of Goff REN, may be deemed to beneficially own 4,558,139 Preferred Units.

Percentage: Approximately 13.1%

ii.	Powers

1. Sole power to vote or direct vote: 2,697,674

2. Shared power to dispose or direct the disposition: 1,860,465

3. Sole power to dispose or direct the disposition: 2,697,674

4. Shared power to dispose or direct the disposition: 1,860,465

iii.	Goff Capital has not entered into any transactions in the Preferred Units during the past sixty days. The transactions in the Preferred Units by Goff MCEP Holdings and Goff REN during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

D.	Goff Foundation

i.	As of close of business on August 15, 2016, Goff Foundation beneficially owned 232,558 Preferred Units.

Percentage: Approximately 0.7%

ii.	Powers

1. Sole power to vote or direct vote: 232,558

2. Shared power to dispose or direct the disposition: 0

3. Sole power to dispose or direct the disposition: 232,558

4. Shared power to dispose or direct the disposition: 0

iii.	The transactions in the Preferred Units by Goff Foundation during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

E.	John C. Goff

i.	As of close of business on August 15, 2016, as the sole board member of Goff Foundation, and as president of Goff Capital, may be deemed the beneficial owner of the (1) 1,860,465 Preferred Units owned by Goff REN, (2) 2,697,674 Preferred Units owned by Goff MCEP Holdings and (3) 232,558 Preferred Units owned by Goff Foundation.

Percentage: Approximately 13.8%

ii.	Powers

1. Sole power to vote or direct vote: 2,930,232

2. Shared power to dispose or direct the disposition: 1,860,465

3. Sole power to dispose or direct the disposition: 2,930,232

4. Shared power to dispose or direct the disposition: 1,860,465

iii.	John C. Goff, individually, has not entered into any transactions in the Preferred Units during the past sixty days. The transactions in the Preferred Units by Goff REN, Goff MCEP Holdings, and Goff Foundation during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

F.	Longboat Capital

i.	As of close of business on August 15, 2016, Longboat Capital, as a member of Goff REN, may be deemed the beneficial owner of 1,860,465 Preferred Units.

Percentage: Approximately 5.4%

ii.	Powers

1. Sole power to vote or direct vote: 0

2. Shared power to dispose or direct the disposition: 1,860,465

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 1,860,465

iii.	Longboat Capital has not entered into any transactions in the Preferred Units during the past sixty days. The transactions in the Preferred Units by Goff REN during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

G.	James M. Howard

i.	As of close of business on August 15, 2016, as the co-manager of Goff REN, and as manager of Longboat Capital, James M. Howard may be deemed the beneficial owner of the 1,860,465 Preferred Units.

Percentage: Approximately 5.4%

ii.	Powers

1. Sole power to vote or direct vote: 0

2. Shared power to dispose or direct the disposition: 1,860,465

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 1,860,465

iii.	James M. Howard, individually, has not entered into any transactions in the Preferred Units during the past sixty days. The transactions in the Preferred Units by Goff REN during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

H.	Keith B. Ohnmeis

i.	As of close of business on August 15, 2016, as the co-manager of Goff REN, Keith B. Ohnmeis may be deemed the beneficial owner of 1,860,465 Preferred Units.

Percentage: Approximately 5.4%

ii.	Powers

1. Sole power to vote or direct vote: 0

2. Shared power to dispose or direct the disposition: 1,860,465

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 1,860,465

iii.	Keith B. Ohnmeis, individually, has not entered into any transactions in the Preferred Units during the past sixty days. The transactions in the Preferred Units by Goff REN during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

As the manager of Goff MCEP Holdings and a member of Goff REN, Goff Capital may be deemed to have the sole power to vote or direct the vote of and the sole power to dispose or direct the disposition of the Preferred Units of Goff MCEP Holdings and the shared power to vote or direct the vote of and the shared power to dispose or direct the disposition of the Preferred Units of Goff REN. Goff Capital disclaims beneficial ownership of the Preferred Units of Goff MCEP Holdings and the Preferred Units of Goff REN, except to the extent of its pecuniary interest therein.

As the sole board member of Goff Foundation and as president of Goff Capital, John C. Goff may be deemed to have the sole power to vote or direct the vote of and the sole power to dispose or direct the disposition of the Preferred Units of Goff Foundation and the Preferred Units of Goff MCEP Holdings and the shared power to vote or direct the vote of and the shared power to dispose or direct the disposition of the Preferred Units of Goff REN. Mr. Goff disclaims beneficial ownership of all of the Preferred Units, except to the extent of its pecuniary interest therein.

As a member of Goff REN, Longboat Capital may be deemed to have the shared power to vote or direct the vote of and the shared power to dispose or direct the disposition of the Preferred Units of Goff REN. Longboat Capital disclaims beneficial ownership of those Preferred Units, except to the extent of its pecuniary interest therein.

As the co-manager of Goff REN, and as manager of Longboat Capital, James M. Howard may be deemed to have the shared power to vote or direct the vote of and the shared power to dispose or direct the disposition of the Preferred Units of Goff REN. Mr. Howard disclaims beneficial ownership of those Preferred Units, except to the extent of its pecuniary interest therein.

As the co-manager of Goff REN, Keith B. Ohnmeis may be deemed to have the shared power to vote or direct the vote of and the shared power to dispose or direct the disposition of the Preferred Units of Goff REN. Mr. Ohnmeis disclaims beneficial ownership of those Preferred Units, except to the extent of its pecuniary interest therein.

No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Preferred Units.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On August 15, 2016, the Reporting Persons entered into a Joint Filing Agreement with respect to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1	Joint Filing Agreement by and between Goff REN Holdings, LLC; Goff MCEP Holdings, LLC; The Goff Family Foundation; Goff Capital, Inc.; John C. Goff; Longboat Capital, LLC; James M. Howard and Keith B. Ohnmeis, dated August 11, 2016.	Page [ ]

Exhibit 2	Class A Convertible Preferred Unit Purchase Agreement, dated July 31, 2016, by and among Mid-Con Energy Partners, LP and the Purchasers named therein, including Goff REN Holdings, LLC, Goff MCEP Holdings, LLC and The Goff Family Foundation.	[ ]

Exhibit 3	Standstill Agreement between Mid-Con Energy Partners, LP and Goff REN Holdings, LLC, Goff MCEP Holdings, LLC and The Goff Family Foundation, dated as of August 11, 2016.	[ ]

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: August 15, 2016

John C. Goff		The Goff Family Foundation

By:	/s/ John C. Goff	By:	/s/ John C. Goff
John C. Goff
Sole Board Member

Goff REN Holdings, LLC
By: its Managers
Longboat Capital, LLC
By:	/s/ Keith B. Ohnmeis
	Keith B. Ohnmeis, Manager	By:	/s/ James M. Howard
James M. Howard
Manager
By:	/s/ James M. Howard
	James M. Howard, Manager	James M. Howard

Goff MCEP Holdings, LLC
By: its Manager, Goff Capital, Inc.
		By:	/s/ James M. Howard

By:	/s/ John C. Goff	Keith B. Ohnmeis
John C. Goff, President
		By:	/s/ Keith B. Ohnmeis

Goff Capital, Inc.

By:	/s/ John C. Goff
John C. Goff, President

SCHEDULE A

Transactions in the Preferred Units During the Past Sixty Days

Goff REN Holdings, LLC

Date of Purchase	# of Preferred Units	Price per Unit
8/11/2016	1,860,465	$2.15

TOTAL:	1,860,465	$2.15

Goff MCEP Holdings, LLC

Date of Purchase	# of Preferred Units	Price per Unit
8/11/2016	2,697,674	$2.15

TOTAL:	2,697,674	$2.15

The Goff Family Foundation

Date of Purchase	# of Preferred Units	Price per Unit
8/11/2016	232,558	$2.15

TOTAL:	232,558	$2.15